

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3010</u>

December 10, 2009

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re: Gain Capital Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 25, 2009**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Contracts-for Difference Business, page 96</u>

1. We note your disclosure that your CFDs may not be traded or offered to U.S. residents. You have not, however, addressed in your disclosure whether the CFDs may relate to U.S. securities. Your disclosure leaves open the possibility that your CFDs may relate to U.S. securities, even though the CFDs will not be traded or offered to U.S. residents. Please tell us if you may engage in any business in CFDs that relate to U.S. securities. If you are restricted from trading or offering CFDs that relate to U.S. securities, please tell us what restrictions you have in place to enforce this limitation and revise your prospectus to disclose this limitation.

2. If you believe you may engage in any business in CFDs that relate to U.S.

securities, please tell us the exemption from registration under the Securities Act of 1933 that you expect to rely on.

3. We refer to your response letter dated October 29, 2009. Please expand your disclosure in the prospectus to clarify that you do not trade or offer CFDs in the U.S. or to U.S. persons.

4. Please provide your analysis as to why you believe you would be eligible to rely on Rule 903 of Regulation S, as applicable to Category 1 issuers. To that effect, we note that you are not a foreign issuer.

Compensation Discussion and Analysis, page 115

Base Compensation, page 117

5. We note your response to our prior comment 13 and reissue that comment. Please provide more specific disclosure as to how you arrived at the base compensation levels for 2008. See Item 402(b)(1)(v) of Regulation S-K that requires you to describe how you have determined the amount for each element to pay. For example, please describe the specific determinations that resulted in the increased salaries for Messrs. Stevens, Calhoun and O'Sullivan in 2008 that you discuss on page 117.

Annual Incentive Compensation, page 118

6. We note your response to our prior comment 14 and reissue that comment in part. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay these specific incentive bonus amounts in 2008 to each of your NEOs and what is the correlation between the incentive bonus amounts for each of your NEOs and the achievement of the targeted annual revenue level and annual EBITDA level. Please also disclose the total cash compensation amounts for each of your named executive officers and how the amounts of such total cash compensation targets were decided upon. For example, what factors did the compensation committee consider when deciding upon total cash compensation targets?

Long-Term Incentive Compensation, page 116

7. We note your response to our prior comment 15 and reissue that comment. Please expand your disclosure to provide a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards. For example, please disclose the specific factors that the board of directors considered when determining equity grants for 2008.

Exhibits

8. Please file all remaining exhibits promptly. Please note that we will need time to review the remaining exhibits and may have further comments.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4

9. We have considered your response to our prior comment 19. We continue to believe that your presentation of net interest revenue should include all interest expense of the Company in accordance with Rule 9-04 of Regulation S-X.

19. Closure of Shanghai Company, page F-35

10. We have considered your response to our prior comment 22. Please provide us with more information regarding the operations of the Company's Shanghai subsidiary. In particular, we are unclear how you determined that the subsidiary had no separate cashflow. Additionally, we are unsure what is meant by the statement that "the China customer base and revenue are not attributable to the Shanghai subsidiary, which simply supported various GAIN Capital Group, LLC departmental functions." In your response, describe for us the specific functions performed by the Shanghai subsidiary and the specific reasons for the incorporation of the Shanghai subsidiary given that the revenue stream already existed prior to incorporation.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq.